Honeywell

Thomas A. Szlosek	Honeywell
Vice President and Controller	P. O. Box 1219
Morristown, NJ 07962-1219
973-455-2215
973-455-6904 Fax

January 27, 2006

Michael Fay
Accounting Branch Chief
Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549

RE:	Honeywell International Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2004
Form 10-Q: For the Fiscal Quarter Ended September 30, 2005
File Number: 001- 08974

Dear Mr. Fay:

This letter provides Honeywell International Inc.’s (Honeywell) response to your letter to Thomas A. Szlosek, dated December 27, 2005, setting forth the staff’s comments on the above-referenced Form 10-K and Form 10-Q. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

1.

Staff’s Comment: In your January 24, 2005 letter to us we note a number of references to maintenance contracts for wheel and braking systems. Please explain to us why you do not account for the free and discounted hardware as a separate unit of accounting under EITF 00-21. The accounting for your maintenance contracts appears to be excluded from FTB 90-1 under paragraph 4(a) (iii) of EITF 00-21 and does not appear to be excluded from EITF 00-21 under 4(b) of the abstract.

Our Response:

We do not apply EITF 00-21 to our wheel and braking system incentives because we do not believe such accounting would address the business purpose and underlying economics supporting our decision to provide wheel and braking system incentives to the aircraft manufacturers and/or to the airlines. Our sole purpose for providing wheel and braking system incentives is to ensure that Honeywell products are installed on the aircraft, regardless of whether they are provided to the aircraft manufacturers or to an airline. If our equipment is initially installed on an aircraft, because of the reasons we have described below, we will be virtually guaranteed a revenue stream for maintenance and aftermarket replacement parts for the life of the aircraft. When evaluating whether to provide a wheel and braking system incentive, the analysis and decision-making are therefore based on the expected revenues to be earned over the life of the aircraft, unconstrained by the term of any initial aftermarket service agreement. The free or discounted product is not integral to a specific maintenance agreement but rather to a series of current and future arrangements over the life of the aircraft. Therefore the wheel and braking system incentive and the initial aftermarket service agreement are not a single arrangement requiring the application of EITF 00-21.

In deciding what accounting model should be applied to the wheel and braking system incentives, we concluded that capitalization is appropriate as it is consistent with the underlying economics. We believe capitalization is supported by paragraph 4 of FASB Technical Bulletin 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts” as these costs are incremental direct costs associated with acquiring current and future revenue contracts over the life of the aircraft. We also believe such wheel and braking system incentives meet the definition of an asset under FASB Concepts Statement No. 6 which defines an asset as a “probable future economic benefit obtained or controlled by a particular entity as a result of past transactions or events.” The wheel and braking system incentives we provide result in a probable economic benefit that is virtually guaranteed through the regulatory requirements regarding aftermarket service and the significant economic barriers new and existing alternative vendors would face in competing to displace us. We have been displaced on less than 1% of our installed base in each of the last five years. The likelihood of being displaced during the 25-year life of the aircraft is quite low due to:

(a)

Prohibitive cost to the alternative vendors of retrofitting our systems off the aircraft. These alternative vendors would have to offer comparable or better wheel and braking system incentives to induce the airline to change systems but would have a shorter period over which to recover those investments. Our initial aftermarket service agreements for wheel and braking systems generally have a term of 10 to 15 years and are typically renewed at the end of such initial term for an additional 5 to 10 years. After the initial term, the remaining physical life of the aircraft would not be sufficient to recover an investment of the magnitude required to displace our system.

(b)

High cost to the airline of retrofitting our systems off the aircraft. The airline would have to re-train all of its service personnel and, during the transition of its fleet, would be forced to maintain duplicate spares and service records for all of its line stations.

(c)

Safety of flight constraints. Wheel and braking systems impact flight safety and, as such, specifications and qualification and testing requirements of the FAA and other similar organization are extremely rigorous. Once the wheel and braking system vendor has been selected, the airlines are reluctant to change.

This remote likelihood of our displacement applies regardless of which airline operates the aircraft or of the length or nature of the aftermarket service arrangement. That is, because of the factors previously described, the initial and any subsequent operator(s) of the aircraft are highly dependent upon us to keep the aircraft in service. In keeping with this, we do not correlate the incentive with a specific aftermarket service arrangement.

2.

Staff’s Comment: In addition, if your response to the preceding comment indicates that you currently apply EITF 00-21, but that all of the arrangements identified in your most recent response were entered into prior to July 1, 2003, please explain to us why the free and discounted hardware delivered after July 1, 2003 do not constitute a “new” arrangement that would be accounted for under EITF 00-21. More specifically, if the hardware delivered after July 1, 2003 resulted in incremental revenue, explain to us why it would not be appropriate to then bifurcate the subsequent deliveries and account for them under EITF 00-21. Refer to paragraph 19 of EITF 00-21.

Our Response:

For the reasons discussed in our response to comment 1, we do not apply EITF 00-21 to the arrangements discussed above; therefore, we do not believe the Staff’s comment applies.

3.

Staff’s Comment: Refer to prior comment number 2. Please identify the airlines that received the free hardware from the aircraft manufacturers during 2003 and 2004, and tell us whether you executed a maintenance agreement with any of these airlines. If there was a separately executed maintenance agreement, explain to us why it would not be appropriate to aggregate these contracts and account for the free and discounted hardware as a separate unit of accounting under EITF 00-21.

Our Response:

By way of background, the aircraft manufacturers typically qualify at least two vendors to provide wheel and braking systems for each aircraft model and those qualified vendors compete to have their wheel and braking system chosen by the airline. The qualified vendors are then responsible for keeping the aircraft manufacturers with an adequate supply of wheel and braking systems to meet their build schedules, which can span multiple fiscal periods. During the build, the aircraft manufacturer selects from this supply the wheel and braking system designated by the airline and installs it onto the aircraft. Since we are not in control of this process, we are not in a position to trace the individual wheel and braking system incentives provided to the aircraft manufacturers to the actual airlines to whom the finished aircraft are provided. We ultimately do become aware that the airline has received our wheel and braking system when the logistics around the aftermarket service arrangements are being established. Of the 243 and 224 aircraft containing our wheel and braking systems which were delivered to the airlines by the aircraft manufacturers in 2004 and 2003, respectively, Honeywell has executed aftermarket service agreements with airlines that cover 213 and 184 of the aircraft. For the reasons stated previously, the remaining airlines are also largely dependent upon us to provide spare and replacement parts on a non-contractual basis.

We do acknowledge a correlation between our providing free hardware to the aircraft manufacturers and our ability to subsequently enter into an aftermarket service arrangement with the airline that ultimately receives the aircraft containing our free hardware. However, as we stated in our response to comment 1, we do not believe it is appropriate to account for these arrangements under EITF 00-21. Our accounting model reflects the business purpose and economic substance of the wheel and braking system incentives and has been consistently applied and fully disclosed in our financial statements.

4.	Staff’s Comment: Refer to prior comment number 2 and your January 24, 2005 letter to us:

(a)

Please provide us a detailed and comprehensive itemization of the free and discounted hardware given to each of the airlines, and explain to us when the free and discounted hardware was to be both consumed by and delivered to the airlines. In addition, explain us the basis for your reliance on paragraph 4 of FASB Technical Bulletin 90-1. Notwithstanding the rational put forward previously by you, analogous reliance on the technical bulletin does not appear appropriate since you were not incurring costs of the type described in paragraph 6 of SFAS 91. Since it appears that the free and discounted hardware given to the airlines was to be consumed in the normal course of either providing the services to be rendered under the maintenance contract or in some manner closely related to it, it then appears that these costs should have been expensed as they were consumed, consistent with paragraph 9 of the technical bulletin.

(b)

As part of your response, please tell us the amount of any loss that would have been recorded in connection with each maintenance contract, if a loss were to be recorded at the date of execution, consistent with paragraph 5 of the technical bulletin, and provide us a schedule that supports and clearly explains how costs and revenues were determined under the contract.

Our Response:

(a) In a conversation with the Staff on January 5, 2006 in which we were seeking clarification on the itemization which the Staff was seeking beyond that which had been provided in our December 16, 2005 letter, the Staff clarified that our response to this comment should address whether the free or discounted hardware which we provide to the airlines are the sets which are initially installed on the aircraft or are spare and replacement parts to be used in the future. The free or discounted hardware given to the airlines is in almost all cases the initial provisioning of spare and replacement parts to be held and used in the future by the airlines. In summary then, the capitalized wheel and braking system incentives include this initial provisioning of spare and replacement parts, product credits and upfront cash payments to the airlines, as well as the free original aircraft wheel and braking systems provided to the aircraft manufacturers.

There are two categories of spare and replacement parts. The first is the parts given to the airline as an incentive for the airline to select our wheel and braking systems on the aircraft over those offered by other vendors…i.e., the cost of “getting on the aircraft”. For the reasons stated in our response to comment 1 (i.e., prohibitive costs of switching for other vendors as well as FAA parts qualification requirements), the selection of our product virtually guarantees the recovery of our investment. Our initial free provisioning of spare and replacement parts does not occur unless our product is selected by the airline. We consider the cost of this free or discounted hardware to be of the nature described in paragraph 4 of the Technical Bulletin (i.e., an incremental direct acquisition cost) and therefore these costs are deferred and charged to expense over the period of time in which the aftermarket revenues are earned which, as we stated in our January 24, 2005 letter to the Staff, is the 25-year estimated minimum service life of the aircraft.

The second category of spare and replacement parts is the parts which are consumed in the fulfillment of our aftermarket service obligations. In the fulfillment of our aftermarket service agreements, parts are expensed as they are consumed in accordance with paragraph 9 of the Technical Bulletin. Revenues under these aftermarket service agreements are recognized following this same pattern.

There are cases where airlines select our wheel and braking systems for their aircraft but make other arrangements to secure the maintenance services and/or spare and replacement parts. For example, the airline may perform the maintenance itself or arrange for a third party to perform the maintenance. In such cases, because of the FAA parts qualification requirements and the proprietary nature of the brake technology, the party performing the service (i.e., the airline or third party) is required to secure most of the spare and replacement parts from us. In these cases, the revenues and costs of the parts are recognized when shipped.

(b) Our accounting for the aftermarket service agreements properly considers the requirements of Paragraph 5 of Technical Bulletin 90-1. Since we provide the wheel and braking system customer incentives in order to obtain the aftermarket revenues over the entire life of the aircraft, prior to entering into an agreement which proposes a wheel and braking system incentive, we compare the expected margins from providing the aftermarket services (including the margin expected from all of the expected sources of future revenue to be earned over the 25-year estimated service life of the aircraft) with the proposed wheel and braking system incentive. There has never been a loss at the date of execution under this methodology.

We also perform an annual impairment review of the unamortized wheel and braking system incentive balance. As permitted by paragraph 5 of the Technical Bulletin, this analysis is performed by consistently grouping the aftermarket service arrangements into the type of aircraft platform to which they relate. For example, on the Boeing 777, we compare the expected aftermarket service margins to be earned over the portion of the original 25-year service life remaining for each aircraft with the unamortized wheel and braking system incentive balance for the Boeing 777. In our impairment analyses performed as of December 31, 2005, 2004 and 2003, there was not a loss indicated for any of the aircraft platforms.

5.

Staff’s Comment: Refer to prior comment number 2. Please tell us the proportion of your wheel and braking system customers that sign maintenance agreements. For the customers that do not sign a maintenance agreement, please explain to us how you have determined that you have the ability to control the benefit derived from the customer incentive given to the manufacturer, as required by paragraph 26 of CON 6. While we understand that there are many factors that make recovery of your “investment” certain, it is unclear how these factors give you an ability to control the benefit. For the customers that do sign maintenance contracts, please explain to us why the execution of the contract does not preclude an asset from being recorded in connection with the transaction with the manufacturer. In other words, it would appear that you should attribute all of the after market revenue that is derived from an airline to the maintenance contract, and, consequently, there would be no revenue available in which to recover the customer incentive given to the manufacturer.

Our Response:

Every customer that received an incentive in 2004 and 2003, entered into an aftermarket service agreement with us.

In cases where the airline does not sign an aftermarket service agreement with us, our ability to control (as that term is described in CON 6) the benefit derived from the wheel and braking system incentive given to the aircraft manufacturers is established by the nature of the sourcing for aftermarket spare and replacement parts. While some components of a wheel and braking system can be reverse-engineered and qualified by other vendors, the frequency of such occurrence is very low, given the low prospects for investment recovery as a result of the technical nature of the product, the FAA qualification requirements and the prohibitive costs which would be required to attempt to reverse-engineer and qualify an alternative component. Therefore, once we are selected as the wheel and braking system vendor by the airline, we are in a strong position to control (as that term is described in CON 6) the benefit derived from the wheel and braking system incentive given to the aircraft manufacturer, even if the airline does not sign an aftermarket services agreement with us.

As stated in our response to comment 1, when evaluating whether to provide a wheel and braking system incentive, the analysis and decision-making are based on the expected revenues to be earned over the life of the aircraft, unconstrained by the term of any initial aftermarket service agreement. Our sole objective (and that of the other vendors) is to be selected as the wheel and braking system provider by the initial aircraft purchaser and therefore be entitled to the virtually guaranteed future aftermarket revenue streams over the life of the aircraft. The key point is that the selection of our wheel and braking system and those future aftermarket revenue streams would not be possible without our first providing the free or discounted product as a wheel and braking system incentive. Consequently we believe it appropriate to recognize the cost of providing these wheel and braking system incentives over the period of time that the associated revenues are recognized.

6.	Staff’s Comment: Please refer to prior comment number 2, and the eighth airline and related information:
(a)

Identify for us any competitor(s) with a wheel and braking system that could have been fitted on the referenced aircraft platform, and identify for us their approximate market share(s) of the wheel and braking system market for that aircraft platform at the time the contract was executed.

(b)

In addition, tell us whether your wheel and braking system was already fitted on the used aircraft that were delivered to the airline subsequent to the execution of the contract. If the used aircraft were previously fitted with your product, explain to us how this factor impacted the airline’s ability to change manufacturers at the time the contract was executed.

(c)

And finally, tell us whether your wheel and braking system was already fitted on the aircraft that were being operated by the airline at the time the contract was executed. If the aircraft were being operated with your wheel and braking system, explain to us how this factor would impact the airline’s ability to change manufacturers going forward.

Our Response:

Prior to addressing the Staff’s specific comments on this retrofit transaction, we believe that it is helpful to understand the background. As we have stated in our response to comment 1, retrofits are extremely rare, in part because it is difficult for the alternative vendor to recover the high cost of a retrofit when the remaining life of the aircraft following the proposed retrofit would be significantly diminished. In this unique case, our customer, a provider of air cargo services, is making significant investments to convert its existing DC-10 fleet of aircraft, which had already been in service for 25 to 30 years, to an MD-10 fleet and we are retrofitting our MD-11 wheel and braking system onto the converted fleet. The customer’s significant investment in converting the fleet extended the average life of the fleet by 20 years, which, when considering the approximate 85 individual aircraft in the fleet, we determined was sufficient to recover the wheel and braking system incentives that we agreed to provide. This extension of the fleet’s useful life was possible because the usage of the DC-10 fleet (as measured by the number of landings) for cargo purposes was substantially less than that which typically occurs in passenger-type fleets. In substance, this is a new bid situation.

Our responses to the Staff’s specific comments follow. In responding to this series of comments, we have interpreted the term “fitted” to mean installed on the aircraft.

(a) The wheel and braking system for the existing DC-10 aircraft was previously provided by a single competitor. At the time the arrangement was entered, this same competitor was the only vendor which had qualified wheel and braking systems for the MD-10. We subsequently qualified our existing MD-11 wheel and braking systems for use on the MD-10.

(b) and (c) Our wheel and braking systems were not already fitted on the DC-10 aircraft operated by the airline at the time the contract was executed or purchased by the airline subsequent to the execution of our contract with them. The DC-10 aircraft used the wheel and braking system of another vendor and during the conversion of the aircraft our MD-11 wheel and braking system is being fitted onto the fleet.

7.

Staff’s Comment: Refer to prior comment number 2. For each of the listed aircraft platforms, please tell us the frequency in which auxiliary power units are replaced. In addition, tell us your current share in the after market for auxiliary power units.

Our Response:

Auxiliary power units (“APUs”) are rarely replaced on an aircraft and are designed, with proper service and maintenance, to last for the entire life of the aircraft.

Our APUs are the only FAA-qualified units that can be installed on the Boeing 737 and 777 aircraft, for which our share of the aftermarket approximates 85% and 90%, respectively.

8.

Staff’s Comment: Please refer to prior comment number 12. Please explain to us in much greater detail both the basis for the amount recorded from the carrier and the reason for the significant variance.

Our Response:

In the first quarter of 2005, we entered into a structured insurance settlement (the “Structured Settlement”) with one of our Bendix insurance carriers (the “Carrier”) which fixed the aggregate value of the remaining excess layers of liability coverage provided by the Carrier with respect to past, pending and potential future Bendix-related asbestos claims and set a fixed, non-contingent payment schedule. At the time the parties entered into the Structured Settlement, there was a recorded receivable of $129 million due from the Carrier with respect to only past and pending Bendix-related asbestos claims (the “Recorded Receivable”). By achieving complete resolution of all claims, the Structured Settlement eliminates the time and cost associated with protracted disputes over the Carrier’s liability. On a net present value basis, the Structured Settlement resulted in an unconditional fixed payment stream of $289 million (the “Structured Settlement Amount”). The excess of the Structured Settlement Amount over the Recorded Receivable ($160 million) was recognized as the gain arising from the Structured Settlement.

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Honeywell acknowledges its responsibility to ensure that its filings under the Securities Exchange Act of 1934 are accurate and complete. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filings and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to file our Form 10-K for the year ended December 31, 2005 with the SEC on or about February 17, 2006. We would greatly appreciate the Staff’s consideration of our responses and completion of the review in a timeframe that would allow us to meet this schedule.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (973) 455-2215, or Thomas Larkins, Vice President, Secretary and Deputy General Counsel, at (973) 455-5208.

Sincerely,

/s/ Thomas A. Szlosek
Thomas A. Szlosek
Vice President and Controller